SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

_________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Noodles & Company

(Name of Issuer)

Class A Common Stock (“Common Stock”)

(Title of Class of Securities)

65540B105

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[    ]

Rule 13d-1(b)

[    ]

Rule 13d-1(c)

[ x ]

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

{01768240; 5; 1482-23 }

Cusip No. 65540B105

13G

Page 2 of 13 pages

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J. Michael Chu
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ x ]
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 7. Sole Dispositive Power 8. Shared Dispositive Power	8,356,136 8,356,136
9. Aggregate Amount Beneficially Owned by Each Reporting Person 8,356,136 Shares of Common Stock
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 35.9%
12. Type of Reporting Person (See Instructions) IN

Cusip No. 65540B105

13G

Page 3 of 13 pages

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Scott A. Dahnke
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ x ]
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 7. Sole Dispositive Power 8. Shared Dispositive Power	8,356,136 8,356,136
9. Aggregate Amount Beneficially Owned by Each Reporting Person 8,356,136 Shares of Common Stock
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 35.9%
12. Type of Reporting Person (See Instructions) IN

Cusip No. 65540B105

13G

Page 4 of 13 pages

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CP6 Management, L.L.C. 86-1170980
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ x ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 7. Sole Dispositive Power 8. Shared Dispositive Power	8,356,136 8,356,136
9. Aggregate Amount Beneficially Owned by Each Reporting Person 8,356,136 Shares of Common Stock
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 35.9%
12. Type of Reporting Person (See Instructions) OO

Cusip No. 65540B105

13G

Page 5 of 13 pages

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Catterton–Noodles, LLC 27-4012789
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ x ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 7. Sole Dispositive Power 8. Shared Dispositive Power	8,356,136 8,356,136
9. Aggregate Amount Beneficially Owned by Each Reporting Person 8,356,136 Shares of Common Stock
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 35.9%
12. Type of Reporting Person (See Instructions) OO

Cusip No. 65540B105

13G

Page 6 of 13 pages

Schedule 13G

Class A Common Stock

CUSIP No. 65540B105

Item 1(a)

Name of Issuer:

Noodles & Company (the “Issuer”)

Item 1(b)

Address of Issuer’s Principal Executive Offices:

520 Zang Street, Suite D

Broomfield, CO 80021

Item 2(a)

Name of Person filing:

The following “Reporting Persons”:

J. Michael Chu

Scott A. Dahnke

CP6 Management, L.L.C.

Catterton–Noodles, LLC

Item 2(b)

Address of Principal Business Office or, if None, Residence:

c/o Catterton Management Company, L.L.C.

599 West Putnam Avenue

Greenwich, CT 06830

Item 2(c)

Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

Item 2(d)

Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

Item 2(e)

CUSIP Number: 65540B105

Cusip No. 65540B105

13G

Page 7 of 13 pages

Item 3.

Not applicable

Item 4

Ownership.

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon 23,251,917 shares of Class A Common Stock outstanding as at December 31, 2013.

Reporting Person	Amount Beneficially Owned	Percent of Class:	Sole Power to vote or direct the vote:	Shared Power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
J. Michael Chu	8,356,136	35.9%	0	8,356,136	0	8,356,136
Scott A. Dahnke	8,356,136	35.9%	0	8,356,136	0	8,356,136
CP6 Management, L.L.C.	8,356,136	35.9%	0	8,356,136	0	8,356,136
Catterton –Noodles, LLC	8,356,136	35.9%	0	8,356,136	0	8,356,136

Catterton–Noodles, LLC (“Catterton Noodles”), a Delaware limited liability, is the record holder of 8,356,136 shares of Common Stock.  CP6 Management, L.L.C. (“CP6 Management”) is the manager of Catterton Noodles.  The management of CP6 Management is controlled by a managing board.  J. Michael Chu and Scott A. Dahnke are the members of the managing board of CP6 Management and as such could be deemed to share voting and dispositive control over the shares held of record and beneficially owned by Catterton Partners and Related Funds.  Mr. Chu and Mr. Dahnke both disclaim beneficial ownership of any of the shares held of record and beneficially owned by Catterton Partners and Related Funds.

Catterton Noodles and another investor in the Issuer, Argentia Private Investments Inc. (“Argentia”), are parties to an amended and restated stockholders agreement with the Issuer dated as of July 2, 2013 (the “2013 Stockholders Agreement”).  The 2013 Stockholders Agreement contains agreements with respect to restrictions on the sale, issuance or transfer of shares that prevent either Catterton Noodles or Argentia from transferring its shares without the consent of the other, except in connection with a tag along sale of Common Stock by both Catterton Noodles and Argentia or pursuant to a registration rights agreement, until the earlier of the second anniversary of the consummation of the Issuer’s initial public offering of Common Stock and the time at which Catterton Noodles and Argentia collectively own less than 25% of the Issuer’s outstanding Common Stock and Class B Common Stock. The 2013 Stockholders Agreement also grants Catterton Noodles and Argentia the right, subject to certain conditions, to nominate representatives to the Issuer’s board of directors and committees of the Issuer’s board of directors.

Cusip No. 65540B105

13G

Page 8 of 13 pages

Catterton Noodles and Argentia each have the right to designate two members to the Issuer’s board of directors, and the parties to the 2013 Stockholders Agreement agree to vote to elect such director designees.  The 2013 Stockholders Agreement also provides for certain other situations in which Catterton Noodles and Argentia agree to vote their shares of stock in the Issuer in certain ways.  Due to the 2013 Stockholders Agreement, Catterton Noodles and Argentia may be deemed to be a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934.  As of December 31, 2013, such persons collectively owned 16,620,446 shares of Common Stock (assuming conversion of Argentia’s Class B Common Stock into Common Stock), or 56.26% of the outstanding shares of Common Stock.  Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by any person other than such Reporting Person.

Item 5

Ownership of Five Percent or Less of a Class.

Not applicable

Item 6

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8

Identification and Classification of Members of the Group.

Not applicable

Item 9

Notice of Dissolution of Group.

Not applicable

Item 10

Certification.

Not applicable

Cusip No. 65540B105

13G

Page 9 of 13 pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Dated: February 14, 2014

J. Michael Chu

By:

/s/ J. Michael Chu

Scott A. Dahnke

By:

/s/ Scott A. Dahnke

CP6 Management, L.L.C.

By:

/s/ Scott A. Dahnke

Name:

Scott A. Dahnke

Title:

Authorized Person

Catterton – Noodles, LLC

By:

/s/ Scott A. Dahnke

Name:

Scott A. Dahnke

Title:

Authorized Person

Cusip No. 65540B105

13G

Page 10 of 13 pages

INDEX TO EXHIBITS

EXHIBIT A

Joint Filing Agreement

EXHIBIT B

Power of Attorney

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G with respect to the Common Stock beneficially owned by each of them of Noodles & Company. This Joint Filing Agreement shall be included as an Exhibit to such Schedule 13G.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 14th day of February, 2014.

J. Michael Chu

By:

/s/ J. Michael Chu

Scott A. Dahnke

By:

/s/ Scott A. Dahnke

CP6 Management, L.L.C.

By:

/s/ Scott A. Dahnke

Name:

Scott A. Dahnke

Title:

Authorized Person

Catterton – Noodles, LLC

By:

/s/ Scott A. Dahnke

Name:

Scott A. Dahnke

Title:

Authorized Person

{01768240; 5; 1482-23 }